[Johns Manville Letterhead]


                                            December 20, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Daniel Horwood, Esq.

Via Edgar Transmission

                      Re:  Johns Manville Corporation
                           Registration Statement on Form S-4
                           Filed July 31, 2000
                           File No. 333-42652

Dear Mr. Howard:

        Johns Manville Corporation (the "Company"), hereby requests, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-4, including all exhibits thereto (the "Registration Statement") (Registration Statement No. 333-42652), filed by the Company with the Securities and Exchange Commission (the "Commission") on July 31, 2000. The Registration Statement is being withdrawn because the proposed transaction to which it relates has been terminated. No sales of the securities have been or will be made pursuant to the Registration Statement.

        Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct any fax to my attention at (303) 978-4842.

        If you have any questions regarding this request for withdrawal, please contact Stephen F. Arcano of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Company, at (212) 735-3542.

                             Very truly yours,


                              /s/ Dion Persson
                              Vice President, Assistant
                              General Counsel and Secretary